LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 Facsimile: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. Beijing • Hong Kong • Tokyo Melbourne • Sydney

July 1, 2016

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Newbelco SA/NV Form F-4 (Confidential Submission No. 3)

Dear Mr. Reynolds:

Thank you for your letter of May 25, 2016, setting forth the Staff’s comments on the draft Registration Statement on Form F-4 (the “Draft Form F-4”) confidentially submitted to the Staff by Newbelco SA/NV (“Newbelco”) on May 16, 2016. On behalf of Newbelco, we have submitted today through the EDGAR system for further confidential review by the Staff a revised version of the Draft Form F-4, reflecting changes made in response to the Staff’s comments as well as additional updating information. For the convenience of the Staff, we enclose herewith (i) five copies of the revised version of the Draft Form F-4 and (ii) five copies of the Draft Form F-4 marked to show changes from the version submitted on May 16, 2016.

Newbelco has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Draft Form F-4.

As a result of the changes to the Draft Form F-4, some page references have changed. The page references in the comments refer to page numbers from the previous version; the page numbers in the responses refer to page numbers in the current clean version.

Newbelco, AB InBev and SABMiller plc (“SABMiller”) remain grateful for the Staff’s willingness to accommodate the time schedule we have previously discussed targeting effectiveness of the definitive registration statement in early August 2016. Following receipt of any further comments the Staff may have, Newbelco intends to submit confidentially a further revised version of the Draft Form F-4 to the Staff to address any outstanding comments.

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Exhibit 5.1

1.	We note your statement in section 2(g) that “this opinion may only be relied upon on the express condition that any issues relating to its interpretation or any liability or obligation arising hereunder will be governed by Belgian law.” Please remove this provision. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a). Additionally we note section 3(e) of Exhibit 8.2. Please also revise the tax opinion.

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.

Mr. John Reynolds	-2-

R: In response to the Staff’s comment, Belgian counsel has revised its legality opinion to be filed as Exhibit 5.1 to the Draft Form F-4 to delete section 2(g). Belgian counsel has revised its tax opinion to be filed as Exhibit 8.2 to the Draft Form F-4 on the same basis.

Exhibit 8.1

2.	We note the revised disclosure continues to reference that “such discussion of those consequences, insofar as it summarizes United States federal income tax law” is the opinion of counsel. Please revise, as a summary of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin 19. Please revise similar language in Exhibit 8.2.

R: In response to the Staff’s comment, Exhibit 8.1 has been revised to remove the reference to the summary of the law. Exhibit 8.2 has been revised on the same basis.

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Please do not hesitate to call me at + 44 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ George H. White

George H. White

cc:	Steve Lo
Angela Lumley
Jonathan Burr
Pamela Howell
Paul Dudek
Christina Chalk
(Securities and Exchange Commission)

Carlos Brito
Sabine Chalmers
Ann Randon
Lucas Lira
Augusto Lima
(Anheuser-Busch InBev SA/NV)

Tim Boucher
Emma Holmes
John Davidson
Stephen Jones
(SABMiller plc)

John Horsfield-Bradbury
Joshua Bradley
Jennifer Rainey Singh
(Sullivan & Cromwell LLP)

Cecil Quillen
Megan Schellinger
(Linklaters LLP)